Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

September 20, 2010

Yong Kim
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9203

Re:	Huaneng Power International, Inc. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed April 19, 2010 File No. 1-13314

Dear Ms. Kim:

We refer to your comment letter dated September 3, 2010 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (the “Commission”) on April 19, 2010 with the file number 1-13314 (the “Comment Letter”).  We received the Comment Letter via regular mail on September 13, 2010.  Per our telephone conversations, we understand that the staff of the Commission (the “Staff”) have granted us an extension to the deadline of providing responses to your comment letter to October 13, 2010. We respectfully advise the Staff that we will provide our responses to the Commission on or before October 13, 2010.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

/s/ Gu Biquan
Gu Biquan Vice President and Secretary to the Board Huaneng Power International, Inc.